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Project Pie

Pizza Place

4711 Chino Hills Pkwy. Suite C
Chino Hills, CA 91709
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Open until 10:00 PM
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Discussion
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THE PITCH
Project Pie is seeking investment to purchase New Equipment.
Renovating LocationGenerating Revenue
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Early Investor Bonus: The investment multiple is increased to 1.9× for the next $25,000 invested.
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OUR STORY

Project Pie was founded in 2012 and was sold off In 2016 to Pieology. Project Pie, which at the time had about 20 units. Soon after, San Diego investors bought the brand from Pieology; those investors sold the company to another firm which in turn dissolved it and converted a few of the locations to a different pizza concept, Two of the Project Pie locations were not part of the buyout deal and my location was one of them. As the only location left, I took over the business in July 2020. My goal is to rebrand, have a few more corporate stores and begin franchising the business and its new approach and concept.

Increased Daily Sale from 8K-10K Monthly to over 30K monthly
Gained back customers that haven't returned in over 6 months
Revamped Menu and Ingredients
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OUR MISSION

Our Mission is to Provide Quality Pizza, Fast, With Fresh Ingredients, While at the same time supporting our local community and non-profit organizations with hosting fundraising events.

Provide Quality Fresh Pizza
Use Fresh Local Vegetables
Support Our Local Community and Non-Profit Organizations
Superior Customer Service
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BUSINESS MODEL

Project pie generates revenue from the daily sales of food and drinks, offering a wide selection of pizzas, salads, wings, desserts, soft drinks, beer and wine to the general public with dine-in, takeout, and delivery. We also generate revenue from our third-party delivery services which we are set up with a total of five different well known delivery partners currently integrated with our restaurant.

Longer Hours, More Options, Better Quality and Competitive Pricing
Excellence Customer Service
Superior Food Quality

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INTENDED USE OF FUNDS

The Capital Raised will allow to purchase much needed equipment to keep up with our increasing demand, working capital, website and mobile app, and marketing. This will allow us to operate more efficiently and ultimately lower our overhead cost and allow us to utilize our staff more where needed.

Cut Food Waste Cost
Increase Daily Sales
Increase production and smoother services
Working Capital for continued growth
keep up with the increased demand
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OUR OFFERINGS

It all starts with our scratch made dough freshly prepared every day in our store. It continues with our signature tomato sauce made in house with fresh cut basil and our special spice blend. Sauce from a bag? Not here! We use the finest ingredients including 100% whole milk mozzarella cheese from a boutique dairy in Wisconsin. Every day we grate our cheese, slice and dice fresh vegetables, cook our own Italian sausage, roast brussel sprouts and we even make our own caramelized onions all right in our oven. You design your pizza how you want and we build it right in front of you. Sure, we have some awesome combinations to get you started, or you can create your own custom pizza pie. We bake your pizza in our open fire deck oven for about 2 minutes and serve it to you in seconds. No dinky conveyor ovens. You won't find any sad salads in prepackaged containers. We make our salads to order with the freshest ingredients.

Fresh Ingredients - Our Customers Feel Good knowing that there pizza is of quality and fresh
Building Your Own Pizza - Our Customers like the fact everything is done in front of them, Start to Finish.
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THE TEAM
Steven Welser
Owner

Over 15 Years of experience in business public relations, marketing, sales, operation, and management. I also have over 10 years as a small business owner, owning and operating successful businesses. I have a strong background in the following industries either as management or owner/ operator; retail, security, e-commerce, funeral both human and pets, Business to Business, EMS/ Ambulance and restaurant Industries.

David Welser
HR

David has over 6 years experience and has a strong background in retail management, Sales, HR, and restaurant operations.

Aricka Brown
Store Manager

Aricka has over 3 years of restaurant management experience and has a strong background in the pizza business, she has over 2 years managing a national pizza chain store with high volume.

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Q&A
What are the main challenges for this businesses?

Keeping Up With Our Demand, we have had to turn down orders and stop answering the phones because of the orders overwhelming the staff and only having one work station to work off of has been our biggest challenge as that station is used for our walk up guest as well.

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This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New Line Coolers/ Equipment $3,000

POS Equipment/ Software To Speed Up Services and Keep Up With Orders $1,700

New Dough Machine to Make and Process Dough Faster $7,544

Operating Capital $5,000

Mobile App $1,556

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$492,750	$542,025	$579,966	$608,964	$627,232
Cost of Goods Sold	$123,188	$135,506	$144,991	$152,240	$156,806
Gross Profit	$369,562	$406,519	$434,975	$456,724	$470,426

EXPENSES

Rent	$89,064	$91,290	$93,572	$95,911	$98,308
Utilities	$12,600	$12,915	$13,237	$13,567	$13,906
Salaries	$145,000	$159,500	$170,664	$179,197	$184,572
Insurance	$4,500	$4,612	$4,727	$4,845	$4,966
Repairs & Maintenance	$3,000	$3,075	$3,151	$3,229	$3,309
Legal & Professional Fees	$4,800	$4,920	$5,043	$5,169	$5,298
Operating Profit	$110,598	$130,207	$144,581	$154,806	$160,067

This information is provided by Project Pie. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2020 Balance Sheet

SALES.pdf

Investment Round Status

Target Raise $20,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends January 13, 2021

Summary of Terms

Legal Business Name Welserv Industries, Inc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.9×

Investment Multiple 1.75×

Business's Revenue Share 1.2%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Project Pie's fundraising. However, Project Pie may require additional funds from alternate sources at a later date.

Risk Factors

The Risk

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Project Pie to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

The Company Might Need More Capital

Project Pie might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Project Pie is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Project Pie, and the revenue of Project Pie can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Project Pie competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Project Pie's core business or the inability to compete successfully against the with other competitors could negatively affect Project Pie's financial performance.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Limited Services

Project Pie operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Project Pie to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in Project Pie's management or vote on and/or influence any managerial decisions regarding Project Pie. Furthermore, if the founders or other key personnel of Project Pie were to leave Project Pie or become unable to work, Project Pie (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Project Pie

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Project Pie's financial performance or ability to continue to operate. In the event Project Pie ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses

Although Project Pie will carry some insurance, Project Pie may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Project Pie could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Project Pie's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Lack of Ongoing Information

Project Pie will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Project Pie is allowed to stop providing annual information in certain circumstances.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Project Pie's management will coincide: you both want Project Pie to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Project Pie to act conservative to make sure they are best equipped to repay the Note obligations, while Project Pie might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Project Pie or management), which is responsible for monitoring Project Pie's compliance with the law. Project Pie will not be required to implement these and other investor protections.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Project Pie. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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